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VIA EDGAR AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Hinge Health, Inc.
Registration Statement on Form S-1
Filed March 10, 2025
File No. 333-285682

Ladies and Gentlemen:

Hinge Health, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amendment (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed the Registration Statement on Form S-1 on March 10, 2025. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on March 26, 2025, from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed herein. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

April 7, 2025

Registration Statement on Form S-1

Prospectus Summary, page 1

1.

You state the Hinge Health People in Pain Survey was conducted by you and a third-party research firm in 2022. Please confirm whether you commissioned this third-party research firm for data in use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company did not commission the third-party research firm to conduct the Hinge Health People in Pain Survey for purposes of this offering. The Hinge Health People in Pain Survey was conducted in the Company’s ordinary course of business to support its annual State of Musculoskeletal (MSK) Care report, which was published in 2023. The Company frequently uses its annual State of Musculoskeletal (MSK) Care report for prospective client outreach and discussions. As such, the Company submits that a consent from the third-party research firm is not required to be filed as an exhibit to the Registration Statement under Section 7 of the Securities Act and Securities Act Rule 436.

2.

We note your revised disclosure that the holder of Series E preferred stock will retain rights that could impact the value of your Class A common stock and impact your business and operations. If true, please identify the Series E preferred stock as Tiger Global, a shareholder that currently holds 8.6% of your voting power.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13, 17, 81, 82, and 223 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

Revenue, page 114

3.

We note your revenue for the year ended December 31, 2024 increased by 33% compared to the year ended December 31, 2023. Please quantify this increase between members from new and existing clients. Further, please consider expanding your discussion to analyze the increase in your member yield. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 116 of Amendment No. 1 accordingly. The Company considered expanding its discussion of revenue to include an analysis of the increase in its member yield. Increases to member yield, however, are the result of a number of factors that are difficult to quantify individually. As a result, the Company does not believe a discussion of member yield within the discussion of an increase in members leading to an increase in revenue would best reflect the drivers of an increase in revenue.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Hinge Health, Inc.

April 7, 2025

Non-GAAP Financial Measures, page 116

4.	We continue to consider your response to prior comment 2 and may have further comments.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has orally confirmed with the Staff that it has no further comments to the Company’s response to prior comment 2.

16. Subsequent Events, page F-38

5.

When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted since January 1, 2025 and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying common stock determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation, if material.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following information.

On January 12, 2025, the Company’s board of directors amended a performance-based restricted stock unit (“RSU”) grant that had been previously made to the Company’s Chief Executive Officer, which resulted in an additional 1,888,501 performance-based RSUs. The grant date fair value, and the value for financial reporting purposes, of the 1,888,501 performance-based RSUs was $25.03 per share and was estimated using a Monte Carlo simulation model given that the performance-based RSUs include vesting conditions based on a specified public market valuation of the Company’s common stock. This Monte Carlo simulation model includes as an input the expected fair value of total equity for the Company, which was from the third-party valuation of the Company’s common stock as of December 31, 2024, which was concluded on March 10, 2025.

On January 28, 2025, the Company’s board of directors approved the grant of 255,055 RSUs. For financial reporting purposes, the Company performs an interpolation between the third-party valuation as of December 31, 2024, which is discussed in further detail below, and the midpoint of the Preliminary Price Range to calculate the grant date fair value and advises the Staff that the preliminary grant date fair value was $[***] per share. The Company commissioned a third-party valuation of its common stock as of December 31, 2024, which was concluded on March 10, 2025. The third-party valuation concluded the value of the Company’s common stock was $36.31 per share as of December 31, 2024. As part of determining the fair value of the Company’s common stock, the Company applied the guideline public companies method and then relied on the hybrid method, using the Probability-Weighted Expected Return Method (PWERM) and Option Pricing Method (OPM), to allocate the Company’s equity value. Two potential future events were considered: (i) an initial public offering (“IPO”) scenario in 0.3 years and (ii) a going concern scenario. The probability of the IPO scenario was weighted at 60% and the probability of

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Hinge Health, Inc.

April 7, 2025

the going concern scenario was weighted at 40% and used a weighted average discount for lack of marketability of 12%. The probability and timing of these scenarios was determined based primarily on input from management. In weighting the IPO scenario at 60%, the Company considered, among other things, the current status and preparations for a potential IPO, investor feedback, discussions with underwriters and other advisors for the IPO, the feasibility of completing an IPO, and general conditions in the capital markets.

The Company advises the Staff that it currently estimates a preliminary price range that will be between $[***] and $[***] per share of Class A common stock (the “Preliminary Price Range”) for its IPO, resulting in a midpoint of the Preliminary Price Range of $[***] per share of Class A common stock. The Preliminary Price Range was determined by initial discussions between the Company, including its board of directors, and Morgan Stanley and Barclays, two of the representatives in the IPO (the “Representatives”) that took place on April 2, 2025. The proposed Preliminary Price Range has been estimated based on current market conditions, recent market prices of, and demand for, publicly-traded common stock of comparable companies, the Company’s financial condition and prospects, and the performance of recent initial public offerings in the technology industry. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range per share of Class A common stock (the “Price Range”) that will be included in the amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s road show will be no more than 20%. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the Representatives, and any business developments impacting the Company. As a result of these factors and the recent volatility in the financial markets, the Price Range may differ from the Preliminary Price Range.

The Company believes the primary factors that explain the variation between the Preliminary Price Range and the fair value of the common stock used for the Company’s most recent RSU grants are as follows:

•

The recent market prices of publicly traded common stock of comparable companies and the Company’s financial condition and prospects used in deriving the Preliminary Price Range are generally consistent with those used in the Company’s most recent valuation.

•

The lack of recent or contemporaneous initial public offerings and the current economic uncertainty in the market suggests a potentially volatile market for companies similar to the Company in executing and completing initial public offerings.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Hinge Health, Inc.

April 7, 2025

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s Class A common stock has been created, and, therefore, excludes any discount for lack of marketability of the common stock, which was appropriately taken into account in the third-party valuation as of December 31, 2024. Without a discount for lack of marketability in the third-party valuation as of December 31, 2024, the fair value of the common stock would have been $[***] per share, which is [***]% above the high end of the Preliminary Price Range and [***]% above the midpoint of the Preliminary Price Range.

General

6.	Please provide balanced disclosure in the graphics by disclosing the net loss for the year ended December 31, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its graphics accordingly.

* * *

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Hinge Health, Inc.

April 7, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad. J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)
Daniel Perez, Hinge Health, Inc.
David Wood, Hinge Health, Inc.
James Budge, Hinge Health, Inc.
Erica Kassman, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Hinge Health, Inc.